As filed with the Securities and Exchange Commission on November 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NVIDIA Corporation
(Name of Subject Company—Issuer and Filing Person—Offeror)

Options to Purchase Common Stock
par value $0.001 per share
(Title of Class of Securities)

67066G 10 4
(CUSIP Number of Class of Securities)

Marvin D. Burkett
Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Eric C. Jensen, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$65,968,844	$6,070.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 20,615,264 shares of Common Stock of NVIDIA Corporation having an aggregate value of $65,968,844 will be exchanged pursuant to this offer. The value of each option to purchase one share of Common Stock of NVIDIA Corporation is $3.20.

**
$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002. The filing fee was previously paid.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

INTRODUCTORY STATEMENT

This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 26, 2002, in connection with NVIDIA’s offer to exchange certain options for shares of NVIDIA’s Common Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated September 26, 2002. This amendment’s sole purpose is to report the results of the tender offer.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at midnight, Pacific Time, on Thursday, October 24, 2002. NVIDIA Corporation accepted for exchange an aggregate of approximately 18,843,000 shares of Common Stock underlying Eligible Options. This number represents approximately 91% of the total shares of Common Stock underlying Eligible Options outstanding as of September 26, 2002. Approximately 1,082 Eligible Participants, which represents approximately 91% of the Eligible Participants, elected to participate in the Offer. The value of NVIDIA’s Common Stock on the Offer Termination Date was $10.46 per share. Eligible Participants will receive an aggregate of approximately 3,815,000 shares of Common Stock, which equals the net consideration payable for exchange of the approximate 18,843,000 shares of Common Stock underlying Eligible Options tendered for cancellation after accounting for applicable withholding taxes of approximately $20,432,000. We have already or will promptly send each Eligible Participant whose options have been accepted for cancellation an Electronic Confirmation of Participation in the Offer to Exchange, substantially in the form of Exhibit 99.(a)(1)(G), as filed with the Securities and Exchange Commission on September 26, 2002.

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SCHEDULE TO

ITEM 12.  EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange, dated September 26, 2002.

99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)*	Form of Summary of Terms.

99.(a)(1)(D)*	Form of Election Form.

99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)*	Form of Electronic Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(H)*	Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(I)*	Form of Electronic Reminder to Employees.

99.(a)(1)(J)*	Form of Option Exchange Calculation Spreadsheet.

99.(a)(1)(K)*	Employee Presentation Materials.

99.(a)(1)(L)*	Supplemental Employee Presentation Materials.

99.(a)(1)(M)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

99.(a)(1)(N)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 28, 2002, filed with the Securities and Exchange Commission on June 10, 2002, as amended on Form 10-Q/A filed with the Securities and Exchange Commission on July 3, 2002, and incorporated herein by reference.

99.(a)(1)(O)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 28, 2002, filed with the Securities and Exchange Commission on September 10, 2002, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)
NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-100010), filed with the Securities and Exchange Commission on September 23, 2002).

99.(d)(2)
NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-51520), filed with the Securities and Exchange Commission on December 8, 2000).

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on September 26, 2002.

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SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 1, 2002

NVIDIA CORPORATION

By:	/S/ JEN-HSUN HUANG
Jen-Hsun Huang
President and Chief Executive Officer

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SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange, dated September 26, 2002.

99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)*	Form of Summary of Terms.

99.(a)(1)(D)*	Form of Election Form.

99.(a)(1)(E)*	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)*	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)*	Form of Electronic Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(H)*	Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(I)*	Form of Electronic Reminder to Employees.

99.(a)(1)(J)*	Form of Option Exchange Calculation Spreadsheet.

99.(a)(1)(K)*	Employee Presentation Materials.

99.(a)(1)(L)*	Supplemental Employee Presentation Materials.

99.(a)(1)(M)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

99.(a)(1)(N)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 28, 2002, filed with the Securities and Exchange Commission on June 10, 2002, as amended on Form 10-Q/A filed with the Securities and Exchange Commission on July 3, 2002, and incorporated herein by reference.

99.(a)(1)(O)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 28, 2002, filed with the Securities and Exchange Commission on September 10, 2002, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)
NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-100010), filed with the Securities and Exchange Commission on September 23, 2002).

99.(d)(2)
NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-51520), filed with the Securities and Exchange Commission on December 8, 2000).

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on September 26, 2002.

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